SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 25, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on February 25, 2026.

Autonomous City of Buenos Aires, February 25TH 2026.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that the Board of Directors, at the meeting held on the date hereof, resolved to call a general shareholders’ meeting to be held both in person and virtually, on April 8th 2026, at 11:00 AM (Buenos Aires Time), allowing for in-person participation at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Company's principal place of business, and remotely via the “Zoom” platform, in accordance with the provisions of Section 26 of the Bylaws.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer